Sequoia Fund, Inc.	767 Fifth Avenue Suite 4701 New York, N.Y. 10153-4798 Tel: (212) 832-5280 Fax: (212) 832-5298

March 25, 2010

VIA EDGAR

Christina L. DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-8626

Re:	Sequoia Fund, Inc.
File Nos. 2-35566 and 811-1976

Dear Ms. DiAngelo:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the annual report of Sequoia Fund, Inc. (the "Company") filed on Form N-CSR on March 4, 2010 and to the quarterly schedule of portfolio holdings of the Company filed on Form N-Q on November 30, 2009, as provided orally to Steven Handel and me on March 17, 2010.  The Staff’s comments and the Company’s responses are set forth below.

Comment:
The Company's response to Item 4(e)(2) of Form N-CSR as of 12/31/09 should read NONE if audit-related fees and tax reporting preparation fees are preapproved by the Company’s audit committee and Board of Directors.

Response:
In future Form N-CSR filings, the Company’s response to Item 4(e)(2) of Form N-CSR will indicate NONE since all audit-related fees and tax reporting preparation fees are preapproved by the audit committee and Board of Directors of the Company.

Comment:
Please include, as appropriate, the following statements required by Item 27(b)(7)(ii)(B) of Form N-1A in connection with performance information included in the "management's discussion of fund performance" in the Company’s annual report:

"Include a statement accompanying the graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares."

Response:
In future annual reports filed on Form N-CSR and Form N-Q filings, we will include the statements required by Item 27(b)(7)(ii)(B), including a statement that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Comment:	Form N-CSR (Fees and Expenses of the Fund): Other Expenses at 12/31/09 should correspond with the current Prospectus of the Company.
Response:
The Company's 12/31/09 annual report includes the actual annual fund Operating Expenses for the year ended 12/31/09.  The Other Expenses of the Company were fractionally higher in 2009 than 2008 but enough to round to the next decimal amount.  In future filings, if the total Annual Fund Operating Expenses are different than the current prospectus, we will add a footnote explaining the different amounts.

Comment:	The calculation of the Company's portfolio turnover rate should not include the value of distributions in kind.
Response:	The value of distributions in kind will not be included in the calculation of the Company’s portfolio turnover rate.
Comment:	Form N-Q, Schedule of Investments, should include a note indicating the amounts of the aggregate gross tax basis unrealized appreciation and depreciation of securities.
Response:
In future filings on Form N-Q, the Schedule of Investments will include a footnote indicating the amounts of the aggregate gross tax basis unrealized appreciation and depreciation of securities, similar to the current filings in Form N-CSR.

Comment:	Form N-CSR, Note 2 – Investment Advisory Contracts and Payments to Interested Persons: The note should include that the Investment Adviser is "contractually" obligated to reimburse the Company.
Response:	In future filings on Form N-CSR, Note 2 will reflect that the Investment Adviser is "contractually" obligated to reimburse the Company.
Comment:	Disclosure on Form N-Q regarding Valuation Inputs should be similar to the disclosure regarding Valuation Inputs used in Form N-CSR.
Response:	In future Form N-Q filings, information regarding Valuation Inputs will be disclosed as in Form N-CSR.

* * * *

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact me at (212) 832-5280.

Sincerely,

/s/Joseph Quinones, Jr.
 Joseph Quinones, Jr.
 Vice President

SK 69900 0020 1085447